May 11, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ECB Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-263449)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join ECB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on May 13, 2022, or as soon thereafter as may be practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Patricia A. McJoynt
	Name:	Patricia A. McJoynt
	Title:	Managing Director

Keefe, Bruyette & Woods • 1 North Wacker Drive, Suite 3400 • Chicago, IL 60606

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com